Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Agreement to
Form Exploration Joint Ventures with Cosa Resources

Toronto, ON – November 27, 2024. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that is has executed an agreement (the “Agreement”) with Cosa Resources Corp. (“Cosa”) (TSX-V: COSA) to form three uranium exploration joint ventures in the eastern portion of the Athabasca Basin region in northern Saskatchewan. Pursuant to the Agreement, Cosa will acquire a 70% interest in Denison’s 100%-owned Murphy Lake North, Darby, and Packrat properties (the “Properties”) in exchange for approximately 14.2 million Cosa common shares, $2.25M in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures at Murphy Lake North and Darby (the “Transaction”).

David Cates, President & CEO of Denison, commented, “Denison is pleased to collaborate with Cosa in a way that is mutually beneficial and enhances our exposure to the potential discovery of a meaningful uranium deposit on the Properties and through Cosa’s existing uranium exploration portfolio. With Denison focused on executing on our core mining and development-stage projects, we believe Cosa is an excellent partner to advance exploration of the Properties. The entire Cosa senior management team has worked with Denison previously, and have strong technical capabilities, plus a unique familiarity with the Properties and nearby discoveries.”

Transaction Highlights:

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The transaction is structured to incentivize exploration activity, with Cosa required to invest a minimum of $6.5 million in exploration expenditures to retain its operatorship and ownership level of the Murphy Lake North and Darby properties.

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Denison to receive meaningful consideration in the form of an upfront payment of 14,195,506 Cosa common shares (representing ~19.95% ownership interest in Cosa post transaction), deferred equity consideration of $2.25 million of additional Cosa common shares, and a royalty on each of the Properties.

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Denison retains a minimum 30% direct interest in the Properties and will become Cosa’s largest shareholder, while also securing strategic pre-emptive rights and a buydown right to increase Denison’s interest in the Darby property.

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Denison will have the right to nominate one director to Cosa’s board of directors for so long as Denison holds at least 5% of the issued and outstanding common shares and an additional director to Cosa’s board of directors for so long as Denison holds at least 10% of the issued and outstanding common shares.

Terms of the Transaction

Under the terms of the Acquisition Agreement, Cosa will acquire a 70% interest in each of the Properties from Denison. See Figure 1 for the location of the Properties. Upon closing of the Transaction, the parties will form a joint venture for each of the Properties (each, a “Joint Venture”) and Cosa will become the project operator. Denison will retain a 30% interest in each of the Properties.

As consideration for the Transaction, Cosa will issue 14,195,506 common shares to Denison, equivalent to 19.95% of the outstanding common shares of Cosa following completion of the Transaction. Denison will retain a 2% Net Smelter Royalty (“NSR”) on Darby and Packrat, and a 0.5% NSR on Murphy Lake North.

Cosa has been granted the right to reduce the NSR royalty rate on each of Darby and Packrat to 1% for a cash payment of C$2,000,000 per project.
Additionally, Cosa will be required to:

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issue Denison a further C$2,250,000 in deferred consideration shares within a five-year period beginning at the closing date (the “Closing Date”) of the Transaction;

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fund 100% of the next C$1,500,000 in exploration expenditures on Murphy Lake North by December 31, 2027, otherwise Denison’s ownership interest in the property will increase to 51% and Denison will become the operator; and

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fund 100% of the next C$5,000,000 in exploration expenditures on Darby by June 30, 2029, otherwise Denison’s ownership interest in the property will increase to 51% and Denison will become the operator.

Darby is subject to a buydown right (the “Buydown”), which permits Denison to reclaim up to a 60% interest in Darby until such time as Denison’s interest in the project falls below 10%, or commercial production of 500,000 lbs. of U3O8 is achieved from the applicable Darby claim.

Cosa is to appoint a technical advisor nominated by Denison for a period of five years from the Closing Date or until all of Cosa’s obligations under the Acquisition Agreement have been fulfilled.

Completion of the Transaction is subject to a number of conditions precedent, including, but not limited to: (i) acceptance by the TSX.V and receipt of other applicable regulatory approvals to be obtained by Cosa, and (ii) certain other closing conditions customary for a transaction of this nature.

On closing, Denison and Cosa will enter into an Investor Rights Agreement, which will provide for, among other things, a pre-emptive right and top-up rights entitling Denison to maintain and/or acquire up to a 19.95% interest in Cosa, on the condition that Denison holds at least 5% of the issued and outstanding common shares. Additionally, Denison will have the right to nominate one director to Cosa’s board of directors for so long as Denison holds at least 5% of the issued and outstanding common shares and an additional director to Cosa’s board of directors for so long as Denison holds at least 10% of the issued and outstanding common shares.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a feasibility study was completed for the Phoenix deposit as an in-situ recovery (“ISR”) mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and a several notable milestones were achieved in 2024 with the submission of federal licensing documents and the proposed final versions of the Environmental Impact Statement (“EIS”) to the Canadian Nuclear Safety Commission and the Province of Saskatchewan.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the MWJV’s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé (”THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)	@DenisonMinesCo

About Cosa Resources Corp.

Cosa Resources is a Canadian uranium exploration company operating in northern Saskatchewan. The portfolio comprises roughly 237,000 ha across multiple 100% owned and Cosa operated joint venture projects in the Athabasca Basin region, all of which are underexplored, and the majority reside within or adjacent to established uranium corridors.

Cosa’s award-winning management team has a long track record of success in Saskatchewan. In 2022, members of the Cosa team were awarded the AME Colin Spence Award for their previous involvement in discovering IsoEnergy’s Hurricane deposit. Prior to Hurricane, Cosa personnel led teams or had integral roles in the discovery of Denison’s Gryphon deposit and 92 Energy's Gemini Zone and held key roles in the founding of both NexGen and IsoEnergy.

Cosa’s primary focus through 2024 was initial drilling at the 100% owned Ursa Project, which captures over 60-kilometres of strike length of the Cable Bay Shear Zone, a regional structural corridor with known mineralization and limited historical drilling. It potentially represents the last remaining eastern Athabasca corridor to not yet yield a major discovery, which the Company believes is primarily due to a lack of modern exploration. Modern geophysics completed by Cosa in 2023 identified multiple high-priority target areas characterized by conductive basement stratigraphy beneath or adjacent to broad zones of inferred sandstone alteration – a setting that is typical of most eastern Athabasca uranium deposits. Guided by a recently completed Ambient Noise Tomography (ANT) survey, Cosa’s second and most recent drilling campaign at Ursa intersected a significant zone of unconformity-style sandstone hosted structure and alteration underlain by several intervals of anomalous radioactivity in the basement rocks. Follow-up is currently in planning for 2025.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions and objectives with respect to, and commitments set forth in, the Acquisition Agreement and ancillary agreements and the expected benefits thereof; the assumption that the transactions set forth in the Acquisition Agreement will be completed as described; the Company’s exploration, development and expansion plans and objectives for the Exploration Properties and other Company projects; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the parties to the Acquisition Agreement may not complete obligations as described therein and/or the exploration objective for the Exploration Properties may not be achieved.

In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Figure 1: Detailed Map of Properties Subject to the Acquisition Agreement

Denison Mines
Denison Mines' Athabasca Properties
Sept 30, 2024
N
ATHABASCA BASIN
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
United States
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison ownership through JCU
Foremost option
Cosa operated JV
Uranium mines and deposits
Uranium mill
Roads
Powerlines
Blackwing
GR
CLK
Hook-Carter
Arrow
Triple R
Centennial
Waterfound North
Murphy Lake South
Murphy North
Hatchet Lake
THT, Roughrider
Turkey Lake
Bell Lake
Wolly
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Candle
Packrat
Darby
Park Creek
Epp Lake
West Bear
Marten
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Moon Lake
Millennium
Bachman Lake
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km